December 30, 2014

Kathryn McHale

Senior Staff Attorney

United State Securities and Exchange Commission

Washington, DC 20549

RE:                          GNB Financial Services, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 3, 2014

File No. 333-199324

Dear Ms. McHale:

On behalf of GNB Financial Services, Inc. (“GNB”), we hereby submit the following responses to your comment letter dated as of December 18, 2014 relating to GNB’s Amendment No. 1 to Registration Statement on Form S-4 as filed on October 15, 2014 (File No. 333-199324).  On December 30, 2014, Amendment No. 2 to Form S-4 (the “Amendment”) was filed.

Each response is preceded by the specific comment contained in your comment letter and numbered accordingly.

Amendment No. 1 to Registration Statement on Form S-4 filed December 3, 2014

General

1.              We note your response to prior comment 2 in our letter dated November 10, 2014 and reissue. Please disclose in your filing that you are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Further disclose whether or not you intend to take advantage of any of the scaled disclosure requirements applicable to emerging growth companies and include a statement that, with the exception of your election under Section 102(b)(1) of the JOBS Act, you could in the future decide to take advantage of these reduced disclosure requirements.

GNB intends to take advantage of the scaled disclosure requirements. The cover page has been revised in accordingly. See the cover page of the Amendment.

2.              We note your response to comment 1 of our letter dated November 10, 2014 and that you have provided updated consents from the independent accountants as necessary. We also note the information you provided prior to comment 29 that Patton and Lettich, FNBM’s accounting firm which performed the audit of FNBM’s consolidated financial statements as of December 31, 2013 and 2012 has dissolved its partnership and we note that you have not provided an updated consent from Patton and Lettich.

Please provide an updated consent from Patton and Lettich in your next amendment. In the event the accounting firm has ceased operations and is therefore unable to reissue a prior report or give consent to the use of a prior report, please explain and consider the need to submit a consent waiver request under Regulation C, Rule 437 with CF-OCA. If the waiver request is granted, please note that certain disclosures should be made in any filings or reports that include the ceased firm’s audit report. The predecessor auditor’s latest signed and dated report on the financial statements should be reprinted with a legend indicating that the report is a copy of the previously issued report and that the ceased firm has not reissued the report.

On December 24, 2014, Patton and Company issued a report relating to the audit of FNBM’s consolidated financial statements as of December 31, 2013 and 2012. Please see page F-58 of the Amendment. Patton and Company has issued a consent in connection therewith which has been filed as Exhibit 23.2 to the Amendment.

Cover Page

3.              We note your responses to our letter dated November 10, 2014 regarding the possible adjustment to the consideration shareholders will receive. Please revise your cover page and corresponding disclosure in the prospectus to reflect a range of consideration shareholders may expect to receive and a range of aggregate consideration. If, as you state, there is no minimum, the range must consider zero consideration as an option.

The Amendment has been revised in accordance with this comment. Please see the cover page and pages 3, 10, 27 and 77 of the Amendment.

Questions and Answers about the Merger, page 1

“What will FNBM shareholder receive in the merger?”, page 2

4.              We note your response to prior comment 9 in our letter dated November 10, 2014 and revisions on page 16. Please revise to disclose the approximate value of 4.7684 shares of GNB common stock based on management’s belief of a representative market price of GNB’s common stock immediately prior to the merger announcement and as of the most recent practicable date.

The Amendment has been revised in accordance with this comment. Please see page 3 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GNB Financial Services, Inc.

Critical Accounting Policies — Loans Acquired, page 111

5.              We note your response to comment 21 of our letter dated November 10, 2014 and your revised disclosure on pages 111 and F-12 describing your accounting policy for acquired loans. This disclosure states, in part, that “there are no loans that are considered non-accrual and / or impaired at or immediately after acquisition.” We also note your disclosure on page 129 that the increase in nonaccrual and impaired loans in 2014 was primarily due to loans acquired in the March 28, 2014 acquisition of Liberty Savings Bank of Pottsville. In order to make this information more useful to a reader, please revise your disclosure on page 129, and elsewhere as appropriate in the filing, to clearly describe how these loans were classified at acquisition, any subsequent changes in status that materially impacted related asset quality statistics and / or trends (e.g., accrual to non-accrual status, non-impaired to impaired status, etc), and the underlying reasons to support your determination. In addition, please revise your related accounting policy disclosure on pages 111 and F-12 to clearly state your policy for classifying acquired loans as accrual, non-accrual and impaired at and subsequent to acquisition.

The Amendment has been revised in accordance with this comment. Please see pages 116, 133 and F-12 of the Amendment.

Changes in Financial Condition — Allowance for loan losses, page 126

6.              We note your disclosure that the slight decrease in the allowance for loan losses from December 31, 2013 to December 31, 2012 “reflects a similar decrease in specific reserves on impaired loans.” We also note disclosure on page 129 and pages F-32 through F-35 stating that there was no specific reserve for any of the impaired loans for any period presented, including December 31, 2013 and 2012. Please explain this apparent inconsistent disclosure to us and revise your disclosure accordingly.

The Amendment has been revised in accordance with this comment. Please see page 130 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of FNBM Financial Corporation

Credit Risk and Loan Quality, page 143

7.              We note your response to comment 20 of our letter dated November 10, 2014 that no additional disclosure is necessary given the updating of your financial statements for the nine months ended September 30, 2014. Please provide us a detailed response to our previously issued comment addressing each of the bullet points as of June 30, 2014 and September 30, 2014 so that we can better understand how this particular commercial loan participation impacted certain asset quality and allowance for loan loss statistics and trends during each of these periods.

The Commercial Real Estate Participation Loan was placed in non-accrual status on February 14, 2014 due to non-payment.  The loan was past due 90 days when placed in non-accrual. Payment was made on February 27, 2014 paying the loan current.

The loan stayed in non-accrual status for 6 months, however prompt payments were received during this time.  It was removed from non-accrual status on August 15, 2014.   Management of The First National Bank of Minersville and the Office of the Comptroller of the Currency concurred it could at this point be put back into an accrual status.

This loan was not considered to be impaired. A new appraisal of the collateral was performed and it reflected adequate collateral to support the loan. No charge-offs were recognized for this loan.

The First National Bank of Minersville included this particular loan in its overall calculation for the Allowance for Loan & Lease Losses and concluded a specific reserve was not necessary for this loan.

For the three and nine month periods ended September 30, 2014, non-performing loans decreased as a result of the Commercial Real Estate Participation Loan being placed into accrual status on August 15, 2014.

Consolidated Financial Statements of GNB Financial Services, Inc.

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses — Impaired Loans, page F-30

8.              We note your response to comment 27 of our letter dated November 10, 2014 and, in particular, the fact that you did not address bullets two and three of this previously issued comment. We continue to believe that the requested information is important to a readers understanding of your policy and in comparing your asset quality data and statistics to peers, especially considering the fact that you have not recorded a specific reserve for any of the periods presented. Please revise your disclosure here, and in other relevant sections of the document, to address the following:

•                  The triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve; and

•                  How partial charge-offs on nonperforming loans impact the coverage ratio and other credit loss statistics and trends. For example, please consider disclosing the amount of nonperforming and impaired loans for which you have recorded partial charge-offs.

The Amendment has been revised in accordance with this comment. Please see page F-35 of the Amendment.

Consolidated Financial Statements of FNBM Financial Corporation

Independent Accountant’s Compilation Report, page F-84

9.              We note that your independent accountant has included a compilation report which states that they have not audited or reviewed the accompanying financial statements. Please note compilation reports are not appropriate because the association of the accountant provides no basis for reliance. Please revise your document to remove the Independent Accountant’s Compilation Report from your registration statement along with any references thereto. Additionally, although the staff does not require your auditor’s to file a written review report, we do require that you engage an independent accountant to review your interim financial information. Please refer to Rule 8-03 of Regulation S-X and PCAOB — AU Section 722.

The Independent Accountant’s Compilation Report has been removed in accordance with this comment. Please see the Amendment.

Note 1(n). Summary of Significant Accounting Policies — Allowance for Loan Losses, page F-62 and F-88

10.       We note your response to comment 29 of our letter dated November 10, 2014 and your revised disclosure on page F-93 stating that “large groups of smaller balance homogeneous loans are collectively evaluated for impairment” and “accordingly, the Bank does not separately identify individual residential mortgage loans, home equity loans and other consumer loans for impairment disclosures unless such loans are the subject of a troubled debt restructuring.” Please revise this disclosure to address how you assess the remainder of your loan portfolio for impairment. Refer to ASC 310-10-50-15(d).

The Amendment has been revised in accordance with this comment. Please see page F-101 of the Amendment.

Note 5. Loans Receivable and Allowance for Loan Losses, page F-71 and F-101

11.       We note your response to comment 32 of our letter dated November 10, 2014 and your revised disclosure on page F-101 for the periods ending September 30, 2014 and 2013. In your next amendment, please revise your disclosure for all periods presented, including the periods ending December 31, 2013 and December 31, 2012. In preparing these revised disclosures please be sure to include the beginning and ending balances of the allowance for loan losses for each loan segment. Refer to ASC 310-10-50-11B(c) and the example disclosure in ASC 310-10-55-7 for guidance.

The Amendment has been revised in accordance with this comment. Please see pages F-75 and F-109 of the Amendment.

12.       We note your response to comment 33 of our letter dated November 10, 2014 in which you state that no additional disclosure is required in accordance with ASC 310-10-50-11B(g) and (h) given the fact that FNBM did not have any impaired loans as of September 30, 2014 and September 30, 2013. We also note your disclosure on page F-71 that there were five impaired loans at December 31, 2013 and two at December 31, 2012. Given the fact that we requested these disclosures as of each period presented, including December 31, 2013 and 2012, please revise your disclosure accordingly to present both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to the example disclosure in ASC 310-10-55-7 for additional guidance.

In connection with its revision of note 5 to the FNBM financial statements for the years ended December 31, 2013 and 2012, FNBM reviewed those loans which had been previously disclosed as impaired and determined that, applying generally accepted accounting principles, no loans were in fact impaired at December 31, 2013 and only two loans were impaired at December 31, 2012. Therefore, as disclosed on pages F-76 and F-112 of the Amendment, FNBM did not have any impaired loans as of December 31, 2013, or September 30, 2014 or September 30, 2013, respectively. Accordingly, no additional disclosure is required.

13.       We note your response to comments 36 and 37 of our letter dated November 10, 2014 in which you state that no additional disclosure is required in accordance with ASC 310-10-50-15(a)(3) and (4) or ASC 310-10-50-15(c)(1), (2) and (3) given the fact that FNBM did not have any impaired loans as of September 30, 2014 and September 30, 2013. We also note your disclosure on page F-71 that there were five impaired loans at December 31, 2013 and two at December 31, 2012. Given the fact that we requested these disclosures as of each period presented, including December 31, 2013 and 2012, please refer to the aforementioned accounting literature and revise your disclosure accordingly.

In connection with its revision of note 5 to the FNBM financial statements for the years ended December 31, 2013 and 2012, FNBM reviewed those loans which had been previously disclosed as impaired and determined that, applying generally accepted accounting principles, no loans were in fact impaired at December 31, 2013 and only two loans were impaired at December 31, 2012. Therefore, as disclosed on pages F-76 and F-112 of the Amendment, FNBM did not have any impaired loans as of December 31, 2013, or September 30, 2014 or September 30, 2013, respectively. Accordingly, no additional disclosure is required.

Exhibit 8.1

14.       We note you have revised your opinion in response to prior comment 43 in our letter dated November 10, 2014. Please make the following changes:

•                  Remove assumption 9; a state law determination should not affect your ability to opine on the federal tax consequences;

•                  Revise the paragraph following the enumerated assumptions to remove the language regarding “other United States federal income tax issues;” you are required to opine on all material federal tax consequences;

•                  Please revise the second opinion that references statements of law and legal conclusions in the S-4 to include such statements and conclusions in the actual opinion.

•                  Revise the paragraph following your opinions to remove the language limiting reliance; you may limit reliance based on scope but not person.

Exhibit 8.1 has been revised in accordance with this comment. Please see Exhibit 8.1 of the Amendment.

The Amendment has been filed as of today’s date and revised as appropriate in response to your comments.  If you have any additional comments, please contact the undersigned.

Sincerely,

/s/ Erik Gerhard

Bybel Rutledge LLP
By: Erik Gerhard

cc:                                Wesley M. Weymers

Kenneth J. Rollins, Esquire